SCHEDULE II
(September 29, 2009)
Williams Capital Management Trust
•	Williams Capital Government Money Market Fund

•	Williams Capital Government Money Market Fund II

•	Williams Capital Liquid Assets Fund

•	Williams Capital Treasury Inflation Protected Fund

•	Williams Capital U.S. Treasury Fund
custody